

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2012

<u>Via E-mail</u>
Mrs. Dongdong Lin
Chief Executive Officer and Director
Sunwin International Neutraceuticals, Inc.
6 Shengwang Avenue
Qufu, Shandong, China

Re: Sunwin International Neutraceuticals, Inc.
Form 10-K for the Fiscal Year Ended April 30, 2011
Filed July 29, 2011
File No. 000-53595

Dear Mrs. Lin:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

1. You disclose that in May 2011, you and WILD Flavors agreed with Domino Foods, Inc. to collaborate to offer all natural sweeteners made from all natural products such as cane sugar, rice, malt and stevia to the food and beverage industry. In a press release on May 17, 2011, you state that you entered into a collaboration agreement with Domino and WILD Flavors. You also disclose in your Form 10-Q filed on December 15, 2011 that you entered into a supply agreement with Domino Sugar on December 2, 2012. It appears that each agreement with Domino Foods is a material agreement under Item 601(b)(10) of Regulation S-K. We also note that in fiscal 2011 and your current fiscal year, other than one Form 8-K filed on July 6, 2010 and three Item 7.01 and 9.01 Form 8-Ks, you have not filed any Form 8-Ks to disclose events. For each agreement, please

    - promptly file an Item 1.01 Form 8-K for your entry into the agreement and describe the material terms and conditions of the agreement;
    - confirm that you will disclose all of the material terms of each agreement in your next Form 10-K; and

- promptly file a copy of your May 2011 collaboration agreement with your Form 8-K and your December 2011 supply agreement with either your Form 8-K or with your next Form 10-Q.

Alternatively, please provide us a detailed analysis illustrating why you do not believe each agreement with Domino is material to your company, such that a Form 8-K and a copy of the agreements are not required to be filed.

Item 9A. Controls and Procedures
Management's Report on Internal Control over Financial Reporting, page 29

2. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions.

How do you evaluate and assess internal control over financial reporting?

Please describe the process you used to determine whether internal control over financial reporting effectively considered controls to address financial reporting risks that are relevant to all locations where you have operations.

If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

How do you maintain your books and records and prepare your financial statements?

If you maintain your books and records in accordance with US GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with US GAAP.

If you do not maintain your books and records in accordance with US GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to US GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Who is involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of US GAAP and SEC rules and regulations. Without identifying people by name, for each person, please tell us:

- what role he or she takes in preparing your financial statements;

- what relevant education and ongoing training he or she has had relating to US GAAP;
- the nature of his or her contractual or other relationship to you;
- whether he or she holds and maintains any professional designations such as Certified Public Accountant (US) or Certified Management Accountant; and
- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with US GAAP.

If you retain an accounting firm or an organization to prepare your financial statements, please tell us:

- the name and address of the accounting firm or organization;
- the qualifications of their employees who perform the services for your company;
- how and why they are qualified to prepare your financial statements;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements for the most recent fiscal year end.

If you retain individuals who are not your employees to prepare your financial statements, without providing us with their names, please tell us:

- why you believe they are qualified to prepare your financial statements;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year end.

Do you have an audit committee financial expert?

If you identify an audit committee financial expert in your filing, please describe his or her qualifications, including the extent of his or her knowledge of US GAAP.

If you do not identify an audit committee financial expert in your filing, please describe the extent of the audit committee's US GAAP knowledge. If you do not have a separately created audit committee, please describe the extent of the Board of Directors' knowledge of US GAAP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752, if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Mike Rosenthall, Staff Attorney, at (202) 551-3674 or Jennifer Riegel, Special Counsel, at (202) 551-3575 with questions on comment one. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant